STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	October 25, 2005
Corporate Office:	#SRU-20-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT FINANCING

Starfield Resources Inc. (the “Company”) announces a Flow-through and non Flow-through private placement in the aggregate amount of $5,900,000. The Flow-through portion will be comprised of 6,000,000 shares at $0.45 per share and the non Flow-through portion will consist of 8,000,000 units at $0.40 per unit. Each unit will consist of one share and one share purchase warrant. Each two share purchase warrants will entitle the warrant holder to purchase an additional share at $0.80 per share within one year.

Finders fees will be paid, where applicable, commensurate with TSX Venture Exchange policies.

The funds raised will be used to advance the Company’s 100% owned Ferguson Lake exploration project in Nunavut Territory, Canada and for working capital purposes.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen C. Macdonald, P. Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.